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                         UNITED STATES               OMB Number:  3235-0058
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                             Form 12b-25                SEC FILE NUMBER
                                                             0-25338

                     NOTIFICATION OF LATE FILING          CUSIP NUMBER
                                                     Class A Common Stock
                                                     461158-107
                                                     Class A Warrants
                                                     461158-115
                                                     Units - 461158-206
(Check One): (  )Form 10-K (  )Form 20-F (  )Form 11-K (XX)Form 10-Q
             (  )Form N-SAR

         For Period Ended: March 31, 1996
         (  ) Transition Report on Form 10-K
         (  ) Transition Report on Form 20-F
         (  ) Transition Report on Form 11-K
         (  ) Transition Report on Form 10-Q
         (  ) Transition Report on Form N-SAR
         For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION
 .
Full Name of Registrant

INTIME SYSTEMS INTERNATIONAL, INC                                      .
Former Name If Applicable

1601 Forum Place, 5th Floor
Address of Principal Executive Office (Street and Number)

West Palm Beach, Florida 33401
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 (XX)      (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

           (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

See Exhibit A.                                   (Attach Extra Sheets if Needed)
                                                 SEC 1344 (11-91)

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
         Michael D. Harris, Esq.       (407)                  844-3600
                  (Name)            (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                      ( XX ) YES    (   ) NO

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                      ( XX ) YES    (   ) NO

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    See Exhibit A.

                       INTIME SYSTEMS INTERNATIONAL, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    May 15, 1996                 By:      Mark Murphy
      ------------------------                 -----------
                                               Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
 Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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                                     EXHIBIT A
                                 TO FORM 12b-25
                     FOR INTIME SYSTEMS INTERNATIONAL, INC.
                      WITH REGARD TO FORM 10-Q FOR QUARTER
                              ENDED MARCH 31, 1996

Part III - Narrative

         A number of changes need to be made in the Company's MD&A. Because this is the Company's first filing on EDGAR, additional time is necessary.

Part IV - Other information

(3) The company expects to report a net loss of $568,165 or $.22 per share in contrast to net income of $151,923 or $.08 per share for the three months ended March 31, 1996. Although revenue was up almost 10%, the Company's expenses increased in all aspects of this business particularly with regard to its software services.


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